Exhibit 99.1

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

April 22, 2015

Buenos Aires

To:	Comisión Nacional de Valores (National Securities Commission)

Re:	Grupo Financiero Galicia S.A. - Notice of payment corresponding to Class V, Series I Notes.

We hereby inform you that Grupo Financiero Galicia S.A. intends to make the fifth payment in respect of its Class V, Series I Notes issued under its Global Program for the Issuance of short-, mid- and/or long-term notes for a maximum outstanding face value of up to US$100,000,000 or the equivalent thereof in other currencies, and under the following terms and conditions:

Domicile of Payment: 25 de Mayo Street, Buenos Aires, Argentina.

Paying Agent: Caja de Valores S.A.

Initial Payment Date: April 30, 2015.

Item: Payment of interest corresponding to the period starting on January 31, 2015 and ending on April 30, 2015.

Applicable Interest Rate: Class V, Series I Notes accrue BADLAR (20.769397%) + 4.25% interest.

Amount of Interest: The applicable interest rate for the period described above is 25.019397% and the amount of interest payable is Ps. 6,210,431.14.

ISIN N°: ARGFGA050130

Capitalized terms which are not defined herein have their corresponding meaning defined in the Price Supplement dated January 16, 2014.

Yours faithfully,

Grupo Financiero Galicia S.A.
A. Enrique Pedemonte
Attorney-in-fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

April 22, 2015

Buenos Aires

To:	Comisión Nacional de Valores (National Securities Commission)

Re:	Grupo Financiero Galicia S.A. - Notice of payment corresponding to Class V, Series II Notes.

We hereby inform you that Grupo Financiero Galicia S.A. intends to make the fifth payment in respect of its Class V, Series I Notes issued under its Global Program for the Issuance of short-, mid- and/or long-term notes for a maximum outstanding face value of up to US$100,000,000 or the equivalent thereof in other currencies, and under the following terms and conditions:

Domicile of Payment: 25 de Mayo Street, Buenos Aires, Argentina.

Paying Agent: Caja de Valores S.A.

Initial Payment Date: April 30, 2015.

Item: Payment of interest corresponding to the period starting on January 31, 2015 and ending on April 30, 2015.

Applicable Interest Rate: Class V, Series I Notes accrue BADLAR (20.769397%) + 5.25% interest.

Amount of Interest: The applicable interest rate for the period described above is 26.019397% and the amount of interest payable is Ps. 4,961,364.28.

ISIN N°: ARGFGA050148

Capitalized terms which are not defined herein have their corresponding meaning defined in the Price Supplement dated January 16, 2014.

Yours faithfully,

Grupo Financiero Galicia S.A.
A. Enrique Pedemonte
Attorney-in-fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.